EXHIBIT 99.2

RADVISION Video Conferencing Solution Receives UC APL Certification from U.S. Federal Government

RADVISION SCOPIA Elite 5000 Series MCU Provides Federal Agencies with Fully Interoperable and Secure Video Conferencing and Telepresence Platform

Press Release
Source: RADVISION® Ltd.
On Tuesday July 26, 2011, 9:15 am EDT

FAIR LAWN, N.J. & TEL AVIV--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced it received Unified Capabilities Approved Product List (UC APL) certification from the U.S. Department of Defense (DoD) for the SCOPIA Elite 5000 Series MCU. The UC APL certifies that the product in question has passed a stringent set of security-based information assurance and interoperability tests administered through the Joint Interoperability Test Command (JITC), ensuring the solution can be placed on the DoD Network.

As the sole interoperability certification authority for the DoD, JITC tests information technology and national security systems for interoperability. JITC has the capability to replicate strategic and tactical joint architectures and provides a single source for evaluating video conferencing systems for military programs and commercial vendors.

The SCOPIA Elite MCU with support for interconnecting the latest HD video conferencing, immersive telepresence and mobile devices, hosts multi-party video conferences. Utilizing the latest in DSP technology, SCOPIA Elite supports full 1080p HD along with RADVISION’s unique H.264 SVC implementation enabling full interoperability with standards-based systems, along with high error resilience, particularly effective for systems deployed on tactical networks in the field. SCOPIA Elite’s capacity model offers up to four times the capacity in resolutions lower than HD, cost effectively delivering HD and standard video in a single platform. This functionality is implemented through SCOPIA Elite’s Advanced Telecommunications Computing Architecture (ATCA) for the strict uptime and supportability requirements of demanding deployments such as those of the Department of Defense.

The SCOPIA Elite MCU provides the most interoperable, multi-vendor, multi-stream telepresence solution in the market. The Telepresence Interoperability feature enables multi-party video conferencing with telepresence systems from Cisco, Logitech/LifeSize, Polycom and Tandberg telepresence and any standards-based video conferencing system. Users participating with traditional video conferencing systems see telepresence participants in a special video layout where multiple video streams are combined into a single panoramic image. Telepresence users no longer have to be stranded in their closed solutions with SCOPIA Elite’s breakthrough telepresence interoperability technology.

"Use of visual communications continues to grow across the federal sector, and JITC certification is absolutely crucial to serving the needs of our customers,” said Paul A. Zielie Jr., Principal Systems Engineer, Advanced Technology and Presentation Systems, Lockheed Martin Information Systems and Global Solutions.

"RADVISION is fully committed to delivering secure, end-to-end visual communication solutions that offer the quality, flexibility and most importantly the interoperability requirements of the federal sector," said Gary McGuire, Director of Federal Programs, RADVISION. "Our SCOPIA Elite platform meets each of these needs and surpasses our competition on interoperability and quality. This certification will help open doors for our partners and enable the government sector to deploy the industry’s most innovative video conferencing platform with confidence."

Availability

The RADVISION Elite 5000 Series MCU is now available from RADVISION channel partners through GSA contract GS-35F-0506S. RADVISION solutions on the Department of Defense Unified Capabilities Approved Products List (UC APL) can be found by clicking here (select RADVISION from vendor field).

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

Corporate:
RADVISION® Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net